UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April, 2025

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Directorate Change dated 14 April 2025

Exhibit No. 1

14 April 2025

NatWest Group plc and NatWest Markets Plc

Directorate Changes

Further to the announcement on 25 March 2025, NatWest Group plc ("NWG") and NatWest Markets Plc ("NWM") announce that, following a short period of personal leave, Frank Dangeard will be stepping down from his role as a non-executive director of NWG and Chair of NWM, with effect from the date of the NWG Annual General Meeting on 23 April 2025.

Rick Haythornthwaite, Chair of NWG, said:

"I would like to thank Frank for his invaluable contribution to the Boards of NWG and NWM.  Frank joined the NWG Board in May 2016 and took on the role of Chair of NWM in April 2018.

During his tenure, Frank has made a significant contribution to the Boards on which he has served and also to the NWG Performance and Remuneration Committee on which he has been a member since September 2018.  He has been a highly valued director and colleague, and we will miss his wise counsel. He leaves with my personal gratitude and our very best wishes."

Mr Dangeard has also indicated his intention to step down as Chair of RBS Holdings NV and NatWest Markets NV (together, the "NVs") and steps are being taken to finalise his formal resignation in line with Dutch legal and regulatory requirements. Confirmation of the date of Mr Dangeard's resignation from the NVs will be announced in due course.

This announcement is made in accordance with Listing Rule 6.4.6R.

For further information contact:
NatWest Group Investor Relations:
+ 44 (0)207 672 1758

NatWest Group Media Relations:
+44 (0) 131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Legal Entity Identifier: RR3QWICWWIPCS8A4S074

Legal Entity Identifier: X3CZP3CK64YBHON1LE12

SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	30 April 2025	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary